Whitley Law Group, P.C.

1001 South Dairy Ashford, Suite 100                           Houston, Texas 77077-2375

             (281) 668 – 9200 Telephone                                                        (281) 668 – 9201 Facsimile

November 6, 2006

VIA FACSIMILE 202-772-9210

Attn.: Mr. Owen Pinkerton

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

Preliminary Proxy Statement (Schedule 14A) filed by Edgetech Services Inc.; Registration No. 0-27397

Dear Mr. Pinkerton:

Our Firm represents Edgetech Services Inc., an issuer whose common stock is registered with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 (“Edgetech” or the “Company”).

We are in receipt of your correspondence of October 30, 2006, addressed to Mr. Adam Radly, President and Chief Executive Officer of Edgetech, regarding the staff’s comments to the Company’s preliminary proxy statement filed on Schedule 14A on October 19, 2006.

Specifically, the staff made the following comment:

We note that you intend to sell a substantial portion of your assets to a company affiliated with one of Edgetech’s officers and that you intend to acquire a company whose assets are material to Edgetech’s business from a company affiliated with another of Edgetech’s officers. It appears that both of these transactions require the disclosures mandated by Item 14 of Schedule 14A. Pleaser refer to Item 14(a)(3) and (4) of Schedule 14A. Please revise to include this information in a revised preliminary proxy statement.

Correspondence from Elaine Wolff, Branch Chief, Securities and Exchange Commission, to Adam Radly, President, Edgetech Services, Inc. 1 (October 30, 2006).

We agree with the staff’s conclusion that the Company intends to sell a substantial portion of its assets to a company affiliated with one of Edgetech’s officers and that it intends to acquire a company whose assets are material to Edgetech’s business from a company affiliated with another of Edgetech’s officers.

However, we believe that the Company’s preliminary proxy statement filed on October 19 fulfills the requirements set forth in Item 14 to Schedule 14A.

We note that there are two proposed acquisition transactions set forth in the Company’s preliminary proxy statement. In the first (Proposal 3), Edgetech’s wholly-owned second-tier subsidiary, Web’s Biggest, Ltd., is to be acquired by Advisors LLC. This means that Advisors

LLC is the acquiring company and Web’s Biggest, Ltd. is the target; Edgetech is neither. As a result, we do not believe that the information requirements of Item 14 are even applicable to such a transaction.

However, even if the staff were to impute target status to Edgetech because of its ownership of Web’s Biggest, Ltd., then Instruction 2(b) makes it clear that the information required by Item 14(b)(8) – (11) is not required. This instruction states:

[I]f only the security holders of the target company are voting:

i.

The financial information in paragraphs (b)(8) – (11) of this Item for the acquiring company and the target need not be provided; and

ii.

The information in paragraph (c)(2) of this Item for the target company need not be provided.

Schedule 14A, Item 14, Instruction 2(b).

Because only the security holders of the target (Edgetech) are voting (the security holders of Advisors LLC are not voting), then Instruction 2(b) applies to exempt Edgetech from the requirements of Item 14(b)(8) – (11) and (c)(2).1

In the second proposed transaction (Proposal 4), Edgetech seeks shareholder approval to purchase all of the shares of Data Management, Inc. (“DM”). As a result, Edgetech is the acquiring company in this transaction and DM is the target. The consideration for the DM shares to be acquired is convertible preferred shares of Edgetech.

Instruction 3 of Item 14 states:

In transactions in which the consideration offered to security holders consists wholly of securities exempt from registration under the Securities Act of 1933 or a combination of exempt securities and cash, information about the acquiring company required by paragraph (c)(1) of this Item need not be provided if only the security holders of the acquiring company are voting, unless the information is material to an informed voting decision.

Item 14, Instruction 3.

Because Edgetech is the acquiring company and the consideration offered in the transaction consists of Edgetech’s convertible preferred stock, which is exempt from registration under Section 4(2) of the Securities Act of 1933, Item 14 holds that Edgetech need not provide the information required by Item 14(c)(1) unless the information is material to an informed decision.

We do not believe that the information is material for an informed voting decision for the shareholders for the following reasons. First, shareholder approval of the DM acquisition is not even required by Nevada law. Nevada corporate law does not require shareholder approval of acquisitions; however, Edgetech is putting this matter to a shareholder vote as a matter of good corporate governance.

Second, approximately ninety percent (90%) of the Company’s voting power is controlled by the holders of the Company’s convertible preferred stock. Therefore, even if all non-affiliated shareholders of the Company vote against the DM acquisition, a majority of the Company’s voting power would approve the transaction.

Third, the Company recently filed its Annual Report on Form 10-KSB which sets forth Edgetech’s current financial condition.

Therefore, based on these details, we do not believe that including Edgetech’s financial information pursuant to Item 14(c)(1) could be material to an informed decision by shareholders.

As a result, we believe that the Company is exempt from the requirements of Item 14(b)(8) – (11) and (c).

As far as the information required by Item 14(b)(1) – (7), we believe that the Company’s preliminary proxy statement contains the required information. Specifically:2

Item 14(b)(1): Summary term sheet. See page 2 of the Schedule 14A.

Item 14(b)(2): Contact information. See pages 9 and 12 of the Schedule 14A.

Item 14(b)(3): Business conducted. See pages 9, 10, and 12 of the Schedule 14A.

Item 14(b)(4): Terms of the transaction. See pages 9 and 10 of the Schedule 14A.

Item 14(b)(5): Regulatory approvals. See pages 10 and 12 of the Schedule 14A.

Item 14(b)(6): Reports, opinions, appraisals. Not applicable.

Item 14(b)(7): Past contacts, transactions or negotiations. See pages 10 and 12 of the Schedule 14A.

Consequently, we believe that Edgetech has supplied all information required by Schedule 14A in its preliminary proxy statement filed with the Commission on October 19. However, if the staff would desire further clarification of any item contained therein, please contact us.

Thank you.

Very truly yours,

WHITLEY LAW GROUP, P.C.

By:_/s/_______________________

     Samuel E. Whitley

Footnotes

1

 By referring to Edgetech as the target above, we do not concede that Edgetech is indeed the target. We reiterate our belief that Web’s Biggest, Ltd. is the target rather than Edgetech. The above statement regarding Edgetech’s status as target is rather made for purposes of analyzing the applicability of Instruction 2(b).

2

 Although the cover page is not part of the proxy statement itself, the following page number references include the cover page for ease of reference. Therefore, a reference to page 9 of the Schedule 14A refers to page 9 of the filed document. Furthermore, we make reference to what we believe is the properly EDGARized version. While the software used to display the filing may paginate the document differently, the pages are separated by gray bars.